UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 23, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Shire Limited

File No. 0-29630 - CF#22217

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Shire Limited (as successor registrant to BioChem Pharma Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information BioChem Pharma Inc. excluded from the Exhibit to a Form 6-K filed on August 12, 1997. The application also requests confidential treatment for the same information omitted from Exhibit 10.09 to Shire Limited's Form 10-K/A filed on May 30, 2008.

Based on representations by Shire Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.09 to Form 10-K/A filed May 30, 2008	through May 30, 2018
Exhibit to Form 6-K filed August 12, 1997	through May 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support